PRIVATE CONSORTIUM OF QUALIFIED INVESTORS

A M E N D E D C O N F I D E N T I A L T E R M S H E E T

December 15, 2005

This Term Sheet is an expression of intention only and, except as expressly set forth below, is not to be construed as a binding agreement.

Promissory Note with Conversion Feature

Issuer:	Level 8 Systems, Inc., a Delaware corporation (the “Company”)
Investors:	Private Consortium of Qualified Investors
Investment Amount:	Up to $2,000,000
Securities Offered:
$450,000 minimum principal amount of Senior Notes (the “Notes”) to be issued in integral amounts of $1,000.

Each holder of these Senior Promissory Notes upon the approval of the Plan of Merger defined below will be subject to a mandatory conversion of the principal amount of the note into shares of Cicero, Inc. common stock at a conversion rate of $0.037. (Equivalent of $0.00185 for Level 8 stock) Based upon a $1,000,000 investment, holders of these Senior Notes will own approximately 40% ownership of Cicero, Inc. post merger.

Coupon:	10% per annum on the principal amount, payable in arrears in cash on the maturity date.
Maturity Date:
Consummation of the Merger (as defined below), but no later than January 15, 2006

At maturity, the principal balance of the Notes, together with all accrued and unpaid interest, will become due and payable, subject to the Optional Exchange described below.

Events of Default:	Standard events of default for debt instruments will be included in the Notes.
Ranking:
The Notes will constitute senior obligations of the Company. While the Notes are outstanding, the Company will not be permitted to incur indebtedness ranking senior with the Notes, except for such senior indebtedness of the Company, if any, as is outstanding on the initial closing date of the sale of the Notes, including Notes from the initial Note and Warrant offering in the amount of $2,580,000.

Protective Provisions:	The Notes will contain customary affirmative and negative covenants of the Company.
Allocation and Closings:
The Notes will be offered to the Investors for purchase at one or more closings.

The initial closing of the sale of the Notes will occur not earlier than 10 days after the commencement of the offering.

Mandatory Exchange:
Upon consummation of the Merger and simultaneously therewith, all of the Notes held by each Investor will be automatically exchanged for and in consideration of (without the payment of additional consideration) the shares issuable upon exercise of the conversion right of each investor’s promissory note to the extent of the principal and accrued but unpaid interest then due and owing on the Notes.

Use of Proceeds:	The Company will use the proceeds from this offering to finance its operations. The proceeds would not be used to repay any short-term or long term debt instruments.
Other Conditions
1. The Company will work with the Consortium to effect the proposed merger no later than September 15, 2005. To that end, the Company agrees to place as a retainer the sum of $50,000 with a selected legal firm of its choice to facilitate the remaining filings and approvals necessary to conclude the merger.

2. The Company will cause a change in management including the following:

a) the immediate resignation as Chairman, and Chief Executive Officer (CEO) by Anthony Pizi, who will retain the role of Chief Information Officer (CIO). Mr. Pizi agrees that his resignation will not be as a result of a change in control of the Company.

b) the appointment by John Broderick as “Acting CEO”, in addition to his current duties as Chief Financial Officer (CFO) and Chief Operating Officer (COO).

c) as soon as reasonably practicable, the Company will launch a search for a highly qualified software executive with extensive sales and marketing experience to assume the permanent position of CEO.

3. The Consortium will have the immediate right to elect a majority of the Board of Directors. The Consortium will also obtain the resignations of Nicholas Hatalski and Ken Nielsen and the appointment of Bruce Miller, Fredric Mack, John Broderick and Mark Landis to the Board of Directors, leaving a total of eight directors.

4. The Consortium will have the immediate right to create an Advisory Board to assist in the development of policy and strategy of the Company for implementation by the Board of Directors and management.

5. The Company will develop a program for reducing cash flow and/or operating expenses by approximately twenty percent (20%) from current levels.

6. The Consortium will create an equity set-aside for incenting management of no less than 10% of the total shares outstanding on a fully diluted basis after completion of this contemplated financing and the subsequent merger.

7. The Company and the Consortium agree that any future financings that may be required prior to the effectiveness of the proposed merger must be approved by a majority of those investors that participate in this current round. Investors voting percentages will be equal to their percentage of investment in the total offering.

8. Should the proposed merger not be declared effective by October 31, 2005, the Company agrees that the pre money valuation of Level 8 Systems of $1,500,000 be lowered to $1,250,000. Holders of Senior Promissory Notes from this offering would then convert into shares of Cicero, Inc. common stock at a conversion rate of $0.0314.

9. Should the proposed merger not be declared effective by December 31, 2005, the Company agrees that the pre money valuation of Level 8 Systems of $1,250,000 (as adjusted above) be lowered to $1,000,000. Holders of Senior Promissory Notes from this offering would then convert into shares of Cicero, Inc. common stock at a conversion rate of $0.025.

Deposit
Upon acceptance of this term sheet by the Company, Consortium will immediately deposit a minimum of $45,000, representing 10% of the minimum pledged to be made immediately available for working capital purposes.

Expiration of Offer	This offer expires on January 15, 2006

AGREED TO AND ACCEPTED THIS _________ DAY OF JULY 2005.

LEVEL 8 SYSTEMS, INC.

By:  _________________________________

Name: John Broderick

Title: Chief Financial Officer

PRIVATE CONSORTIUM

By: ________________________________
Bruce Miller

By: ________________________________
Fredric Mack

By: ________________________________
Mark & Carolyn Landis

A T T A C H M E N T

EXTENSION OF TERM SHEET

FEBRUARY 27, 2006

On today’s date, the Board of Directors unanimously agreed to extend terms of the foregoing Term Sheet to March 31, 2006 and increase the investment amount of same to $2,250,000.00.

LEVEL 8 SYSTEMS, INC.
By: ________________________________
Name: John Broderick
Title: Chief Financial Officer